

03011080

ℓᵐ

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

T3|4

SEC FILE NUMBER

ANNUAL AUDITED REPORT

8 – 35438

FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2002__ AND ENDING __DECEMBER 31, 2002__

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

H L A SECURITIES CORP.

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

c/o GETTENBERG CONSULTING, 65 BROADWAY, SUITE 1004

NEW YORK,	NEW YORK	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA GETTENBERG   (212) 668 - 8700

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	New York	NY	10038

X   Certified Public Accountant

PROCESSED

FOR OFFICIAL USE ONLY

MAR 13 2003

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on as the
basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

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OATH OR AFFIRMATION

I, *JAY AVNET,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *H L A SECURITIES, INC.,* as of *DECEMBER 31, 2002,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X_____

                          Signature

_____

                          Title

X _Christine Cooper_

    Notary Public

CHRISTINE COOPER
Notary Public, State of New York
No. 01CO6085064
Qualified in Queens County
Commission Expires Dec. 23, 20 0 6

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NAME OF ORGANIZATION:_____*H L A SECURITIES, INC.*_____

ADDRESS: *c/o Gettenberg Consulting, 65 Broadway, Suite 1004, New York, NY 10006*_____

DATE: _____**DECEMBER 31, 2002**_____

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED members or allied members of *H L A SECURITIES, INC.*, have
caused an audit to be made in accordance with the prescribed regulations and have arranged for
the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial
report prepared as of **DECEMBER 31, 2002** represents a true and correct financial statement of
our organization and that the report will promptly be made available to those members and allied
members whose signatures do not appear below.

I, *JAY AVNET,* swear that, to the best of my knowledge and belief, the

accompanying financial statements and supporting schedule(s) pertaining to the Firm of

H L A SECURITIES, INC., as of *DECEMBER 31, 2002,*

are true and correct. I further swear that neither the Company nor any partner, proprietor,

principal officer, director or member has any proprietary interest in any account classified

solely as that of customer, except as follows:

No Exceptions

_____
(Signature)

_____
(Title)

_____
(Notary Public)

HLA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

HLA SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 84,365
Due from broker	101,260
Commissions receivable	874,308
Other assets	77,131
Total assets	$ 1,137,064

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 707,392
Due to officer	220,815
Total liabilities	928,207

Commitments and Contingencies (Notes 4, 5 and 6)

Stockholder's equity (Note 7)

Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding.	10,000
Retained earnings	198,857
Total stockholder's equity	208,857
Total liabilities and stockholder's equity	$ 1,137,064

The accompanying notes are an integral part of this statement.

HLA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 1 - **Nature of Business**

HLA Securities, Inc. (The "Company") is a New York State corporation formed in 1985, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). Operations include the execution of transactions for non-member organizations by means of a direct phone access system.

Note 2 - **Summary of Significant Accounting Policies**

a) *Revenue Recognition*
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) *Income Taxes*
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) *Cash and Cash Equivalents*
The Company considers demand deposited money market funds to be cash equivalents.

d) *Use of Estimates*
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- **Grant**

In 2002, the Company received $47,960 of grants awarded under the World Trade Center Business Recovery Grant Program. This grant was for certain companies located in lower Manhattan on September 11, 2001.

Note 4 - **Commitments**

Seat Lease
The Company leases five seats on the New York Stock Exchange. Two leases expire in April and December 2003, and each calls for payments of $27,083 per month. Two leases which began in December 2002 and which expire in July and August 2003, each call for payments of $25,000 per month. The fifth lease which starts in January 2003 and expires in December 2003 calls for payments of $25,000 per month.

HLA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

Note 4 -   **Commitments (continued)**

Office Space
The Company leases office space pursuant to an operating lease expiring
November 30, 2003. The future minimum rental commitment through
termination is

Year	Amount
2003	$30,250

Note 5-   **Uninsured Cash Balances**

At December 31, 2002, the Company's cash balances at commercial banks
exceeded federal depository insurance coverage by $294,265.

Note 6 -   **Financial Instruments With Off-Balance Sheet Credit Risk**

As a securities broker, the Company is engaged in buying and selling securities
for a diverse group of institutional and individual investors. The Company
introduces these transactions for clearance to another broker-dealer on a fully
disclosed basis.

The Company's exposure to credit risk associated with non-performance of
customers in fulfilling their contractual obligations pursuant to securities
transactions can be directly impacted by volatile trading markets which may
impair the customer' ability to satisfy their obligations to the Company and the
Company's ability to liquidate the collateral at an amount equal to the original
contracted amount. The agreement between the Company and its clearing broker
provides that the Company is obligated to assume any exposure related to such
non-performance by its customers. The Company seeks to control the
aforementioned risks by requiring customers to maintain margin collateral in
compliance with various regulatory requirements and the clearing broker's
internal guidelines. The Company monitors its customer activity by reviewing
information it receives from its clearing broker on a daily basis, and requiring
customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 -   **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform
Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net
capital and requires that the ratio of aggregate indebtedness to net capital, both as
defined, shall not exceed 1500%. At December 31, 2001, the Company had net
capital of $131,726, which was $33,507 in excess of its required net capital of
$98,219. The Company's net capital ratio was 1,118.39%.

A copy of the Firm's statement of Financial Condition as of December 31, 2002, pursuant to SEC Rule 17a-
5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038   Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
HLA Securities, Inc.
c/o Gettenberg Consulting
65 Broadway, Suite 1004
New York, NY 10006

We have audited the accompanying statement of financial condition of HLA Securities, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HLA Securities, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 22, 2003